UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Wave Life Sciences Ltd.

(Name of Issuer)

$0 Par Value Ordinary Share

(Title of Class of Securities)

Y95308105

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

13G/A2

CUSIP No. Y95308105

1. Names of Reporting Persons. GSK plc
2. Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization England and Wales
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 16,775,691 (1)
6. Shared Voting Power 0
7. Sole Dispositive Power 16,775,691 (1)
8. Shared Dispositive Power 0
9. Aggregate Amount Beneficially Owned by Each Reporting Person 16,775,691 (1)
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11. Percent of Class Represented by Amount in Row (9) 11.2% (2)
12. Type of Reporting Person CO

(1) Ordinary Shares (as defined below) are held of record by Glaxo Group Limited, a wholly-owned subsidiary of the Reporting Person.

(2) Based upon 149,354,290 Ordinary Shares outstanding after the Issuer’s offering, as reported in the Issuer’s prospectus supplement dated September 25, 2024, which includes the exercise of the underwriters’ option to purchase additional Ordinary Shares, as reported in the Issuer’s Press Release on October 1, 2024.

13G/A2

CUSIP No. Y95308105

ITEM 1.

(a)	Name of Issuer:

Wave Life Sciences Ltd. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

7 Straits View #12-00

Marina One, East Tower

Singapore 018936

ITEM 2.

(a)	Name of Person Filing:

GSK plc

(b)	Address of Principal Business Office, or if None, Residence:

79 New Oxford Street

London

WC1A 1DG

England

(c)	Citizenship:

England and Wales

(d)	Title of Class of Securities:

$0 Par Value Ordinary Shares (the “Ordinary Shares”)

(e)	CUSIP Number:

Y95308105

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable

ITEM 4. OWNERSHIP.

The information in items 1 and 5 through 11 on the cover page of this Schedule 13G is hereby incorporated by reference.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Glaxo Group Limited*	16,775,691	11.2%

*Shares are held of record by Glaxo Group Limited, an indirect wholly-owned subsidiary of the Reporting Person.

13G/A2

CUSIP No. Y95308105

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not Applicable

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not Applicable

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not Applicable

ITEM 10. CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 12, 2024

GSK plc

By:	/s/ Victoria A. Whyte
Victoria A. Whyte
Authorized Signatory